Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Ellen S. Friedenberg
Direct Dial: 212-837-6465
E-mail: frieden@hugheshubbard.com

July 21, 2006

SUPPL

[redacted]

06015454

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter resubmitting certain materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

dlw 7/25

NY 1073028_1.DOC

CHUGAI PHARMACEUTICAL CO., LTD.
1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku
Tokyo 103 8324, Japan

July 18, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed "Exhibit A" and "Exhibit B" which replaces the "ExhibitA" and "Exhibit B" submitted with the Company's letter dated June 15, 2006 respectively. This submission corrects certain information in the original submission and the Company would therefore appreciate your adding the enclosed "Exhibit A" and "Exhibit B" to our file in lieu of those previously provided to you.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: Hiroshi Takahashi

Name: Hiroshi Takahashi
Title: General Manager of
General Affairs Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

1. Annual Report for the year ended December 31, 2005 (Attachment 1)

2. Facts and Figures 2005 (Attachment 2)

B. Japanese Language Documents.

1. Annual securities report, dated March 23, 2006, for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (brief description of which is set forth in Exhibit B)

2. Semi-annual securities report, dated September 8, 2005, for the six-month period ended June 30, 2005 (brief description of which is set forth in Exhibit B)

3. Extraordinary report dated March 23, 2006 (brief description of which is set forth in Exhibit B)

4. Amendment dated April 4, 2006, of the Extraordinary report (dated March 23, 2006) (brief description of which is set forth in Exhibit B)

5. Overview of consolidated company performance (unaudited) for the first quarter of fiscal year 2006, dated April 25, 2006 (English translation as Attachment 3)

6. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

    a. Document titled "Judgment granted in favor of Chugai" dated March 22, 2006 (English translation as Attachment 4)

    b. Document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated March 23, 2006 (English translation as Attachment 5)

    c. Document titled "Notice Concerning the Amount to be Paid Upon Exercise of the Stock Options (Stock Acquisition Rights)" dated April 4, 2006 (English translation as Attachment 6)

    d. Document titled "Chugai Files NDA for an Anti-Tumor Agent, Erlotinib (Epidermal Growth Factor Receptor (EGFR/HER1) Tyrosine Kinase Inhibitor)" dated April 17, 2006 (English translation as Attachment 7)

e. Document titled "Chugai Files NDA for an Anti-Tumor Agent, Bevacizumab (Humanized Anti-VEGF Monoclonal Antibody)" dated April 21, 2006 (English translation as Attachment 8)

f. Document titled "Japanese Phase III Trial Data Demonstrates Efficacy of "Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, on Rheumatoid Arthritis Patients" dated April 26, 2006 (English translation as Attachment 9)

g. Document titled "F. Hoffmann-La Roche Announces First Quarter Sales 2006" dated April 26, 2006 (English translation as Attachment 10)

h. Document titled ""Actemra®," a Humanized Anti-Human IL-6 Receptor Monoclonal Antibody, Filed for Rheumatoid Arthritis in Japan" dated April 28, 2006 (English translation as Attachment 11)

i Document titled "Announcement of an Appeal Against Chugai in a Patent Infringement Suit" dated May 17, 2006 (English translation as Attachment 12)

7. Annual business report for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (brief description of which is set forth in Exhibit B)

8. Semi-annual business report for the six-month period ended June 30, 2005 (brief description of which is set forth in Exhibit B)

9. Convocation notice, dated March 1, 2006, of the annual general meeting of shareholders for the business term ended December 31, 2005 (including balance sheet, statement of income, and details of the proposed appropriation of retained earnings for the business term ended December 31, 2005), and reference document concerning the exercise of voting rights (Summary English translation as Attachment 13)

10. Notice of resolution of the 95th annual general meeting of shareholders, dated March 23, 2006 (Summary English translation as Attachment 14)

11. Affidavit of timely disclosure dated February 7, 2005 (brief description of which is set forth in Exhibit B)

12. Confirmation of the adequacy of annual securities report, dated March 23, 2006, for the fiscal period commencing January 1, 2005 and ending December 31, 2005 (brief description of which is set forth in Exhibit B)

13. Confirmation of the adequacy of semi-annual securities report, dated September 8, 2005, for the six-month period ended June 30, 2005 (brief description of which is set forth in Exhibit B)

14. Corporate Governance Report dated May 30, 2006 (brief description of which is set forth in Exhibit B)

[End]

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited financial statements), dated March 23, 2006, for the fiscal period commencing January 1, 2005, and ending December 31, 2005

Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., December 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management, for the fiscal year ended December 31, 2005. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended December 31, 2005 are also included in the report (an English translation of such financial statements is included in the brief announcements of consolidated and non-consolidated financial statements for the fiscal year ended December 31, 2005, and the supplementary materials for consolidated financial results for fiscal year ended December 31, 2005, all of which were submitted to the Securities and Exchange Commission on March 13, 2006).

2. Semi-annual Securities Report, dated September 8, 2005, for the six-month period ended June 30, 2005

Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau a Semi-annual Securities Report within three months following the end of the first six months of each fiscal year, i.e., June 30. A Semi-annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the above-referenced Semi-annual Securities Report includes, *inter alia*, an outline of the Company, its business conditions, major shareholders, development of its stock price and management, for the six months ended June 30, 2005. The interim financial statements for the six months ended June 30, 2005 are also included in the report (an English translation of such interim financial statements is included in the brief announcements of interim consolidated and non-consolidated financial statements for the six months ended June 30, 2005, and the supplementary materials for consolidated interim financial results for the six months ended June 30, 2005, all of which were submitted to the Securities and Exchange Commission on August 24, 2005).

3. Extraordinary Report dated March 23, 2006

Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau an Extraordinary Report, and such should be done, without delay, after the occurrence of certain events designated in the Securities Law. An Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Extraordinary Report dated March 23, 2006 includes details of the granting of the stock acquisition rights, granted on April 3, 2006, such as the number of the stock acquisition rights to be granted and the issue price of the stock acquisition rights. Information concerning the stock acquisition rights is also included in the document titled "Chugai to Grant Stock Options (Stock Acquisition Rights)" dated March 23, 2006, which is submitted herewith as Attachment 5, and the document titled "Notice Concerning the Amount to be Paid Upon Exercise of the Stock Options (Stock Acquisition Rights)" dated April 4, 2006, which is submitted herewith as Attachment 6.

4. Amendment dated April 4, 2006, of the Extraordinary Report (dated March 23, 2006)

Under the Securities Law, in the event the Extraordinary Report must be amended, the Company is required to file with the Kanto Local Financial Bureau an Amendment of the Extraordinary Report. An Amendment of the Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Tokyo Stock Exchange, on which the Company's common stock is listed, and at the head office and major branch offices of the Company pursuant to the Securities Law.

The information contained in the Amendment dated April 4, 2006, of the Extraordinary Report includes details of the granting of the stock acquisition rights, granted on April 3, 2006, such as the amount to be paid upon the exercise of the stock acquisition rights.

5. Annual Business Report (including summary annual financial statements) for the fiscal period commencing January 1, 2005 and ending December 31, 2005

An Annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced Annual Business Report are a brief summary of business conditions and financial statements.

6. Semi-annual Business Report for the six-month period ended June 30, 2005

A Semi-annual Business Report is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors.

Set forth in the above-referenced Semi-annual Business Report are a brief summary of business conditions and financial statements.

7. Affidavit of Timely Disclosure dated February 7, 2005

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), the Company is required to file with the Tokyo Stock Exchange an Affidavit of Timely Disclosure. An Affidavit of Timely Disclosure filed by the Company is made public by the Tokyo Stock Exchange pursuant to the Timely Disclosure Regulation.

Set forth in the above-referenced Affidavit is an affidavit of timely disclosure and an illustration of the system concerning the timely disclosure.

8. Confirmation of the Adequacy of Annual Securities Report, dated March 23, 2006, for the fiscal period commencing January 1, 2005 and ending December 31, 2005

Under the Timely Disclosure Regulation, the Company is required to file with the Tokyo Stock Exchange a Confirmation of the Adequacy of an Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report. A Confirmation of the Adequacy of an Annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

9. Confirmation of the Adequacy of Semi-annual Securities Report, dated September 8, 2005, for the six-month period ended June 30, 2005

Under the Timely Disclosure Regulation, the Company is required to file with the Tokyo Stock Exchange a Confirmation of the Adequacy of a Semi-annual Securities Report, and such should be done, without delay, after the Company files its Semi-annual Securities Report. A Confirmation of the Adequacy of a Semi-annual Securities Report filed by the Company is made public by the Tokyo Stock Exchange under the Timely Disclosure Regulation.

10. Corporate Governance Report dated May 30, 2006

Under the Listing Rule of the Tokyo Stock Exchange, the Company is required to file with the Tokyo Stock Exchange a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by the Tokyo Stock Exchange under the Listing Rule.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

[End]